File No. [ ]

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

ETF Series Solutions
615 East Michigan Street
Milwaukee, Wisconsin 53202

and

 Distillate Capital Partners LLC
53 West Jackson Blvd, Suite 530
Chicago, Illinois 60604

APPLICATION  FOR  AN  ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT, AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

October 14, 2020

Please direct all communications concerning this Application and orders to:

Michael D. Barolsky, Vice President and Secretary
ETF Series Solutions
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin 53202

With a copy to:

W. John McGuire
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541

I.       INTRODUCTION
ETF Series Solutions (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each, a “Fund”), on its own behalf and on behalf of each Fund, and Distillate Capital Partners LLC (the “Initial Adviser”), the investment adviser to the Funds (the “Adviser” and together with the Trust, the “Applicants”),1 hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
1 The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Sub-Advised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board” or “Trustees”),2 including a majority of those who are not “interested persons” of the Trust or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) for all or a portion of the assets of one or more of the Funds pursuant to an investment sub-advisory agreement with each Sub-Adviser (each, a “Sub-Advisory Agreement”, and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a “Sub-Adviser” for a Fund is any investment adviser that enters into a Sub-Advisory Agreement with respect to a Fund. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Unlike many previous exemptions that the Commission has granted with respect to wholly-owned and non-affiliated sub-advisers,3 the relief described in this Application would also extend to any Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act)4 of a Fund or the Adviser for reasons other than serving as investment sub-adviser to one or more Funds (an “Affiliated Sub-Adviser”).5
Applicants request that the relief sought herein apply to Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that currently uses the multi-manager structure described in this Application, a “Sub-Advised Fund” and collectively, the “Sub-Advised Funds”).6
Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to, and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-Advised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.
2 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below), if different from the board of trustees of the Trust.
3 As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary”
(as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.
4 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:
“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
5 The Commission issued an order granting the expanded relief requested by the Application.  See Carillon Series Trust, et al., Investment Company Act Rel. Nos. 33464 (May 2, 2019) (notice) and 33494 (May 29, 2019) (order) (“Carillon Order”).
6 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that currently are, or that currently intend to be, Sub-Advised Funds are identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

II.       BACKGROUND
A.       The Trust
The Trust is registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund. The Board consists of four (4) trustees, three (3) of whom serve as Independent Trustees.
The Trust offers shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions. The Adviser has retained a Sub-Adviser to provide investment advisory services to certain of the Funds.7
B.       The Adviser
Distillate Capital Partners LLC, with its business address at 53 West Jackson Blvd, Suite 530 Chicago, Illinois 60604, is an Illinois limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to the Funds. The Adviser serves as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (each, an “Investment Advisory Agreement” and together, the “Investment Advisory Agreements”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. Consistent with the terms of a Sub-Advised Fund’s Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to a Sub-Adviser. The Adviser retains overall responsibility for the management and investment of the assets of all Sub-Advised Funds. With respect to each Sub-Advised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and allocating the portion of that Sub-Advised Fund’s assets to any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Sub-Advisers for the Sub-Advised Funds, and monitors and reviews each Sub-Adviser and its performance and its compliance with the applicable Sub-Advised Fund’s investment policies and restrictions.
Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible for effecting transactions for each Fund and selecting brokers or dealers to execute such transactions for each Fund. The Adviser will periodically review each Fund’s investment policies and strategies and, based on the need of a particular Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board.
Each Investment Advisory Agreement permits or will permit the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers. Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into Sub-Advisory Agreements as described below under “The Sub-Advisers.” If the name of any Sub-Advised Fund contains the name of a sub-adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.
For its services to each Fund, the Adviser receives or will receive an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees are calculated based on the average of the net asset value of the particular Fund as of the close of business on each business day during the month.
7 Each existing Sub-Advised Fund discloses in its registration statement that it may seek an exemptive order that would allow the Sub-Advised Fund to operate in a multi-manager structure whereby the Adviser can appoint and replace both Wholly-Owned and Non-Affiliated Sub-Advisers, and enter into, amend and terminate sub-advisory agreements with such Sub-Advisers, subject to Board approval but without obtaining prior shareholder approval.  The prospectus for a Sub-Advised Fund will continue to include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below. If a Sub-Advised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Fund will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

C.       The Sub-Advisers and the Sub-Advised Funds
Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Funds. The Initial Adviser has entered into a Sub-Advisory Agreement with one Non-Affiliated Sub-Adviser, Vident Investment Advisory, LLC (“VIA”), which serves as the Sub-Adviser for the Distillate International Fundamental Stability & Value ETF, a series of the Trust. The Adviser also may, in the future, enter into Sub-Advisory Agreements with other Sub-Advisers on behalf of this and other Funds.
With respect to any future Sub-Adviser that is wholly-owned by the Adviser or the Adviser’s parent company, the Adviser will have overall responsibility for the affairs of such Sub-Adviser, and generally will approve certain actions by that Sub-Adviser that could materially affect the operations of the Adviser and its subsidiaries as a group. VIA has, and any future Sub-Adviser will have, their own employees who would provide investment services to a Sub-Advised Fund.
The Sub-Adviser is, and any future Sub-Advisers will be, “investment advisers” to the Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple Sub-Advisers for one or more of the Sub-Advised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers. The Adviser engages or will engage in an ongoing analysis of the continued advisability of retaining a Sub-Adviser and makes recommendations to the Board as needed. The Adviser also negotiates and renegotiates the terms of the Sub-Advisory Agreements with a Sub-Adviser, including the fees paid to the Sub-Advisers, and makes recommendations to the Board as needed.
The Sub-Advisers, subject to the oversight of the Adviser and the Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.8 The Sub-Advisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and assist or will assist the Adviser to maintain the Sub-Advised Funds’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers monitor or will monitor the respective Sub-Advised Funds’ investments and provide or will provide periodic reports to the Board and the Adviser. The Sub-Advisers also make or will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Funds.
The Sub-Advisory Agreements were or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.
The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Adviser and precisely describe the compensation paid to the Sub-Adviser. After an initial two-year period, the terms of the Sub-Advisory Agreements are reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board dedicates substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Sub-Advisory Agreements. With respect to each Sub-Advised Fund, the Board reviews comprehensive materials received from the Adviser, the Sub-Adviser, independent third parties and independent counsel. Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
The Board reviews information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised Fund discloses in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable Sub-Advisory Agreements is available in the Sub-Advised Funds’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.
Pursuant to each Sub-Advisory Agreement, the Adviser has agreed or will agree to pay each Sub-Adviser a fee, based on the percentage of the assets of a Sub-Advised Fund, from the fee received by the Adviser from a Sub-Advised Fund under
8 For the purposes of this Application, a “Sub-Adviser” also includes an investment sub-adviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-Advised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

the Investment Advisory Agreement (the “Sub-Advisory fees”).9 Each Sub-Adviser will bear its own expenses of providing investment management services to a Sub-Advised Fund.
III.       REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.
IV.       APPLICABLE LAW AND DISCUSSION
A.       Shareholder Vote
1.       Regulatory Background
Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and, therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements. Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers for a Sub-Advised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.
The Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.10
Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Sub-Advisers. Each Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.       Requested Relief
Applicants seek relief to (i) select Sub-Advisers, including Affiliated Sub-Advisers, for all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with such Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a Sub-Advised Fund, or may operate a Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
9 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.
10 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

(a)       Operations of the Trust
Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Sub-Advisory contracts.11 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12 The relief sought in this Application is consistent with this public policy.
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.
Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and oversight of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Sub-Advisers in the Adviser in light of Applicants’ multi-manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and oversee the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund.13
From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a Sub-Adviser who is in the best position to achieve a Sub-Advised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and a Sub-Advised Fund’s total investment performance. Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.
In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Sub-Advised Fund, and the Sub-Adviser’s fee is payable by the Adviser,14 the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. With respect to oversight, Applicants note that the Adviser performs and will perform substantially identical oversight of all Sub-Advisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.
(b)       Lack of Economic Incentives
In allocating the management of Sub-Advised Fund assets between itself and one or more Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a Sub-Advised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any sub-advisory arrangement when the Board is considering, with respect to a Sub-Advised Fund, a change in Sub-Adviser or an existing Sub-Advisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers or any renewal of an existing Sub-Advisory Agreement is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of
11 See Section 1(b)(6) of the 1940 Act.
12 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).
13 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Sub-Advised Fund.
14 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

interest from which the Adviser, a Sub-Adviser, or any officer or Trustee of the Sub-Advised Fund or any officer or board member of the Adviser derives an inappropriate advantage.
Applicants note that the relief they are requesting would not be subject to two conditions that have been customary in previous exemptive orders for similar relief, including (i) restrictions on the ownership of interest in Sub-Advisers by trustees and officers of Sub-Advised Funds and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a Sub-Adviser by trustees and officers would not be meaningful where the Adviser may itself own an interest in the Sub-Adviser and the Sub-Adviser may be selected for a Sub-Advised Fund under the requested relief.15 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed Sub-Adviser change (see condition 7) and as part of its annual review of each Sub-Advisory Agreement pursuant to Section 15(c) of the 1940 Act.
Until the Carillon Order, the Commission has granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Sub-Advisers through numerous exemptive orders. That relief has been premised on the fact that such a Sub-Adviser serves in the same limited capacity as an individual portfolio manager. Applicants believe this same rationale supports extending the requested relief to Affiliated Sub-Advisers. Moreover, Applicants note that, while the Adviser’s judgment in recommending a Sub-Adviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated Sub-Advisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a Sub-Adviser, and across Sub-Advisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and Sub-Adviser. While the selection and retention of Affiliated Sub-Advisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Sub-Advisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Sub-Advisers and specific to Affiliated Sub-Advisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.
(c)       Benefits to Shareholders
Without the requested relief, when a new Affiliated Sub-Adviser is retained by the Adviser on behalf of a Sub-Advised Fund, the shareholders of the Sub-Advised Fund are required to approve the Sub-Advisory Agreement. Similarly, if an existing Sub-Advisory Agreement with an Affiliated Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund is required. Moreover, if a Sub-Advisory Agreement with an Affiliated Sub-Adviser is “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund will be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires a Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to a Sub-Advised Fund and its shareholders.
As noted above, shareholders investing in a Fund that has a Sub-Adviser are effectively hiring the Adviser to manage a Sub-Advised Fund’s assets by overseeing, monitoring and evaluating the Sub-Adviser rather than by the Adviser hiring its own employees to oversee the Sub-Advised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Sub-Advised Fund are paying the Adviser — the selection, oversight and evaluation of Sub-Advisers, including Affiliated Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of a Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Sub-Advised Fund will be able to hire or replace Affiliated Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders.
Until the Carillon Order, the Commission has previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Sub-Advisers through numerous exemptive orders. That relief has permitted Sub-Advised Funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a Sub-Advisory Agreement with respect to such sub-advisers. As discussed above, Applicants believe the same rationale supports extending the requested relief to Affiliated Sub-Advisers as well, and while Affiliated Sub-Advisers may give rise to
15 Any Trustee of the Board that has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all Sub-Advisers equally under the requested relief might help avoid the selection of Sub-Advisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.16
If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Sub-Adviser.
3.       Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Fund will include all information required by Form N-1A concerning the Sub-Advisers, including Affiliated Sub-Advisers, if the requested relief is granted. If a new Sub-Adviser is retained, an existing Sub-Adviser is terminated, or a Sub-Advisory Agreement is materially amended, a Sub-Advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.
If new Sub-Advisers are hired, the Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;17 and (b) a Sub-Advised Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Sub-Advised Fund would not furnish a Multi-Manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.
Prior to any Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Sub-Advised Fund offering its shares.18
B.       Fee Disclosure
1.       Regulatory Background
Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts
16 The Adviser is responsible for selecting Sub-Advisers in the best interests of the Sub-Advised Funds, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Sub-Advisory Agreements and material amendments thereto.
17 A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund. A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.
18 If a Sub-Advised Fund has obtained shareholder approval to operate pursuant to an exemptive order that would permit it to operate in a multi-manager structure where the Adviser would enter into or amend Sub-Advisory Agreements only with respect to Wholly-Owned and Non-Affiliated Sub-Advisers subject to Board approval but without obtaining shareholder approval and has met all other terms and conditions of the requested order, the Sub-Advised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring, amending Sub-Advisory Agreements with, and including Aggregate Fee Disclosure (as defined below) in response to the disclosure requirements discussed herein with respect to Wholly-Owned and Non-Affiliated Sub-Advisers).

that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to a Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser. The exemption from Regulation S-X requested below would permit a Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
2.       Requested Relief
Applicants seek relief to permit each Sub-Advised Fund to disclose (as a dollar amount and a percentage of a Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Sub-Advised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.
As noted above, the Adviser may operate Sub-Advised Funds in a manner different from a traditional investment company. By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Fund. Pursuant to each Investment Advisory Agreement, the Adviser compensates the Sub-Advisers directly.19 Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Sub-Advised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.
Indeed, in a more conventional arrangement, requiring the Sub-Advised Funds to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Funds to be informed of the
19 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.20
The requested relief would benefit shareholders of the Sub-Advised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers, including Affiliated Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the Sub-Adviser’s other clients. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser would likely take it into account in negotiating its own fee.
Until the Carillon Order, the Commission has previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Sub-Advisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned and Non-Affiliated Sub-Advisers and required disclosure of individual fees paid to Affiliated Sub-Advisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated Sub-Advisers, Applicants believe it is appropriate to permit each Sub-Advised Fund to disclose only aggregate fees paid to Affiliated Sub-Advisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated Sub-Advisers, as discussed above.

C.       Precedent
Applicants note that substantially identical relief was granted by the Commission in the Carillon Order.  Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Sub-Advisers, including Affiliated Sub-Advisers, have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated Sub-Advisers. See, e.g., OSI ETF Trust and O’Shares Investment Advisers, LLC, Investment Company Act Release Nos. 33678 (October 29, 2019) (notice) and 33705 (November 26, 2019) (order); Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order) (“Natixis”); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order) (“Advisors”); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order) (“TriLine”); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order) (“SL”); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order) (“DMS”).
For the reasons set forth above, Applicants believe that the relief sought is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
V.       CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.Before a Sub-Advised Fund may rely on the order requested herein, the operation of the Sub-Advised Fund in the manner described in this Application will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Fund’s shares are offered to the public.
2.The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.
20 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

3.The Adviser will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Sub-Advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers for all or a portion of the Sub-Advised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Sub-Advised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Sub-Advised Fund’s investment objective, policies and restrictions.
4.Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.
5.At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
6.Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
7.Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
8.The Board must evaluate any material conflicts that may be present in a sub-advisory arrangement. Specifically, whenever a sub-adviser change is proposed for a Sub-Advised Fund (“Sub-Adviser Change”) or the Board considers an existing Sub-Advisory Agreement as part of its annual review process (“Sub-Adviser Review”):
a.the Adviser will provide the Board, to the extent not already being provided pursuant to section 15(c) of the 1940 Act, with all relevant information concerning:
i.any material interest in the proposed new Sub-Adviser, in the case of a Sub-Adviser Change, or the Sub-Adviser in the case of a Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Sub-Advisory Agreement may have on that interest;
ii.any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Sub-Adviser Change or Sub-Adviser Review, or (B) may be materially affected by the proposed Sub-Adviser Change or Sub-Adviser Review;
iii.any material interest in a Sub-Adviser held directly or indirectly by an officer or Trustee of the Sub-Advised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and
iv.any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Sub-Adviser Change or Sub-Adviser Review.
b.the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Sub-Adviser Change or continuation after Sub-Adviser Review is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, any officer or Trustee of the Sub-Advised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.
9.Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.
10.In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
11.Any new Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.
VI.       PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The resolutions of the Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as stated on the first page of the Application, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII.       CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
Applicants have caused this Application to be duly signed on their behalf on October 14, 2020.

ETF Series Solutions

By:	/s/ Michael D. Barolsky
	Name:	Michael D. Barolsky
	Title:	Vice President and Secretary

Distillate Capital Partners, LLC

By:	/s/ Thomas M. Cole
	Name:	Thomas M. Cole
	Title:	Chief Executive Officer

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

•Exhibit A Authorizations

•Exhibit B Verifications

Exhibit A-1

SECRETARY’S AUTHORIZATION
The undersigned, Michael D. Barolsky, hereby certifies that he is the duly appointed Vice President and Secretary of ETF Series Solutions (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940 (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Agreement and Declaration of Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on May 18, 2015 in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:
RESOLVED, that the filing with the U.S. Securities and Exchange Commission (the “SEC”) by the officers of the Trust, in the name and on behalf of the Trust, of an Application for an Order regarding exemptive relief for multi-managed funds with aggregate fee disclosure (a “Multi-Manager Application”) is approved; and
FURTHER RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of one or more amendments to a Multi-Manager Application in response to comments from the SEC staff, counsel or the officers of the Trust is approved.

By:	/s/ Michael D. Barolsky
	Name:	Michael D. Barolsky
	Title:	Vice President and Secretary

A-1

Exhibit A-2

SECRETARY’S AUTHORIZATION
The undersigned, Thomas M. Cole, hereby certifies that he is the duly elected Chief Executive Officer of Distillate Capital Partners LLC (“Distillate”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of Distillate have been taken; and that the person signing and filing the Application by Distillate is fully authorized to do so.

By:	/s/ Thomas M. Cole
	Name:	Thomas M. Cole
	Title:	Chief Executive Officer

A-2

Exhibit B-1

VERIFICATION
The undersigned, states that he has duly executed this Application for an Exemptive Order dated October 14, 2020, for and on behalf of ETF Series Solutions, he is the Vice President and Secretary of such company, and all action by trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael D. Barolsky
	Name:	Michael D. Barolsky
	Title:	Vice President and Secretary

B-1

Exhibit B-2

VERIFICATION
The undersigned, states that he has duly executed this Application for an Exemptive Order dated October 14, 2020, for and on behalf of Distillate Capital Partners LLC, that he is the Chief Executive Officer of such company; and that all action by trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas M. Cole
	Name:	Thomas M. Cole
	Title:	Chief Executive Officer

B-2